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August 28, 2003


03029652

SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


RECD S.E.C.
AUG 2 9 2003
1086

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated August 26, 2003 announcing Air France's first quarter results for the fiscal year 2003-04.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

Information


AIR FRANCE

Results

Roissy, 26 August 2003

■ 2003-04 Fiscal Year

First Quarter: net profit of 4 million euros despite the extremely difficult business climate and a 55-million-euro loss due to air traffic controllers' strikes

- Turnover of 3.01 billion euros, down 9.2% (down 4.5% excl. currency effects)
- Slight operating loss before aircraft disposals of 13 million euros



Key Factors in Q1

- A deterioration in the business climate, aggravated by the conflict in Iraq, the SARS (Severe Acute Respiratory Syndrome) epidemic, and industrial action by air traffic controllers in France
- Higher fuel prices
- A weakening of the dollar and the yen, with a negative impact on turnover but a positive impact on operating costs
- The signing of a long-term agreement with pilots
- The opening of Terminal 2E



Consolidated first quarter figures for 2003-04

2003-04 Fiscal Year (€ million)	3 months to 30 June		
	2003	2002 pro-forma[1]	2002 published
Turnover	3,009	3,315	3,315
EBITDAR	406	585	539
Operating income before aircraft disposals	(13)	132	152
Operating income after aircraft disposals	(9)	145	165
Pre-tax profit	1	142	153
Group net income	4	146	159
Net income per share (€)	0.02	0.67	0.72

[1] Figures for the first quarter of 2002-03 have been restated to comply with IAS 16/SIC23 with respect to major repairs applied since 31 March 2003.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr

Website: www.airfrance-finance.com



Operations

Consolidated turnover for the three months to 30 June 2003 totalled 3.01 billion euros, down 306 million euros (down 9.2%), of which almost 160 million euros can be ascribed to negative currency effects.
The consolidated figure breaks down into 2.49 billion euros for passenger operations (down 9.5%), 343 million euros for cargo operations (down 8.8%), 134 million euros for maintenance operations (down 10.1%) and 38 million euros for other operations (up 11.8%).

- **Passenger Operations**

The business climate further deteriorated during the quarter. Operations were also severely affected by the conflict in Iraq, the SARS epidemic and a series of strikes by air traffic controllers. Although the first two months saw substantial falls in traffic, there were definite signs of a recovery from June onwards.

All in all, traffic fell by 5.7% during the first quarter, while capacity was reduced by 3.0%. The seat load factor lost 2.1 points reaching 74.4% (-3.8 points in April, -2.2 points in May and -0.7 points in June).

Total turnover for passenger operations came in at 2.49 billion euros, a drop of 9.5% and of 5.3% excluding currency effects. Scheduled passenger operations turnover totalled 2.3 billion euros (down 9.5%). The loss of revenues as a result of the SARS epidemic is estimated at around 100 million euros, while revenue losses due to strike action are estimated at around 67 million euros.

	3 months to		
	30 June 2003	30 June 2002	Change
Scheduled passenger turnover (€ million)	2 303	2 554	-9.8%
Revenue per ASK (euro cents)	7.20	7.76	-7.2%
Revenue per RPK (euro cents)	9.68	10.13	-4.5%

Revenue per Available Seat-km (RASK) was down only by 2.2% after factoring out negative currency (4.3%) and network mix (0.8%) effects. Yield (RRPK) rose 0.6% discounting exchange rate and network mix effects.

The breakdown for individual network performance is as follows:

	Capacity (ASK)	Traffic (RPK)	Turnover
Long-haul	-3.3%	-6.6%	-14.8%
International medium-haul	+0.4%	-5.3%	-10.4%
Domestic medium-haul	-5.7%	+0.1%	+3.9%
Total	-3.0%	-5.7%	-9.8%

- **Cargo Operations**

Over the quarter as a whole, cargo operations were down 5.7% compared with the same period last year, in line with the 6.3% reduction in capacity. This was partly a result of the reduction in capacity on passenger flights. The load factor rose 0.4 points to 65.3%. Cargo operations were also hit by the political and health situation, although to a lesser degree than passenger operations.

Total turnover from cargo operations amounted to 343 million euros, down 8.8% on last year. Some 7.6 points of the fall can be ascribed to the impact of negative currency effects. Cargo traffic turnover amounted to 306 million euros, a drop of 8.1%.

	3 months to		
	30 June 2003	30 June 2002	Change
Cargo traffic turnover (€ million)	306	333	-8.1%
Revenue per ATK (euro cents)	15.24	15.52	-1.8%
Revenue per RTK (euro cents)	23.32	24.01	-2.9%

Revenue per Available-tonne-km (RATK) rose 5.8% after discounting negative currency effects (7.6%).



Results [1]

For a 9.2% decrease in turnover, operating costs fell 5.1% to 3.02 billion euros thanks notably to effective cost control and capacity reduction measures decided after the outbreak of war in Iraq.

The main changes were as follows:

- Fuel costs were down 6.2% to 331 million euros due to the combined effects of a 19.1% fall in the dollar against the euro, a 5.4% drop in volumes, and a 20.9% increase in the oil price after factoring in hedging measures.
- The 6.8% drop in chartering expenses (96 million euros) is partly due to the development of synergies within the Group, reducing the need for external chartering, and partly to the lower value of the dollar.
- Aircraft maintenance costs (95 million euros) fell by 28%, partly as a result of the lower dollar, a decrease in operations, and the discontinuation of Concorde services.
- Sales, marketing and distribution costs (256 million euros) were down 16.1% as a result of reduced turnover, lower travel agent commissions and reduced advertising spending.
- Personnel costs rose 3.6% to 1.02 billion euros for a workforce increase of 1.7% (1.2% like-for-like).

Units costs per EASK (Equivalent Available Seat-km) fell by 0.8% due to a combination of a favourable currency effect (5.4%) and the unfavourable impact of higher jetfuel prices (2.4%). This situation mainly results from the sharp reduction in capacity compared with the initially

[1] All comparison are on a pro forma basis: the first quarter 2002-03 figures have been restated according to new accounting standards (IAS16/SIC23)

planned increase. Industrial action by air traffic controllers also had a 0.6 percentage point impact on the change in unit costs.

EBITDAR came in at 406 million euros compared with 585 million euros last year. The EBITDAR margin stood at 13.5%.

Air France posted an operating loss of 9 million euros after 4 million euros of aircraft disposals, against an operating profit of 145 million euros as of 30 June 2002 following aircraft disposals of 13 million euros. The impact of industrial action by air traffic controllers during the quarter can been estimated at 55 million euros.

The financial result was a positive 10 million euros as against a charge of 4 million euros in the same quarter last year. The difference largely resulted from changes in financial provisions: from a provision of 3 million euros to a writeback of 11 million euros mainly in connection with Air France shares owned by the Company. Net interest charges were virtually unchanged at 29 million euros, (compared with 31 million euros as at 30 June 2003). Foreign exchange gains were also stable at 28 million euros compared with 30 million euros as at 30 June 2003.

Group net income amounted to 4 million euros against 146 million euros in the 1st quarter 2002-03, after application of IAS-16 SIC-23, and 159 million euros published.



Investment and financing

Cash flow from operating activities totalled 179 million euros, as against 396 million euros in the 1st quarter 2002-03.
Capital expenditure was down compared with the same quarter last year, in line with the decision to adjust capacity and to protect cash by deferring aircraft deliveries. Overall investment amounted to 268 million euros versus 484 million as at 30 June 2002.

Net debt totalled 2.91 billion euros. The net debt-to-equity ratio was almost unchanged, moving from 0.71 as at 31 March 2003 to 0.72 at 30 June 2003.

In July 2003 Air France also closed a securitization deal involving 16 aircraft, which raised some 435 million euros.



Outlook

The first three weeks of August have confirmed the rebound in traffic discernible over the past two months. This allows Air France to maintain its target for a slightly positive operating income (before aircraft disposals) over the full fiscal year.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com



Agenda

- **Wednesday 27 August 2003:** audio-web conference at 3.00 pm (London time)

  - To connect, please dial 00 44 207 162 0125 (password: Air France).
  - To visualize the presentation, go to the following website: http://www.momentys.com/airfrance/Q1default.htm (password: AFRQ1)
  - For instant replay, dial 00 44 208 288 4459 (pin code: 531412)



KEY FIGURES

2002-03 Fiscal Year	3 months to 30 June		
	2003	2002	Change
Air France Group			
Passenger Operations			
ASK (million)	31,888	32,878	-3.0%
RPK (million)	23,736	25,180	-5.7%
Seat load factor	74.4%	76.6%	-2.1 pts
RASK (cents)	7.20	7.76	-7.2%
excluding currency and network mix effects			*-2.2%*
RRPK (cents)	9.68	10.13	-4.5%
excluding currency and network mix effects			*+0.6%*
Cargo Operations			
ATK (million)	2,006	2,142	-6.3%
RTK (million)	1,310	1,389	-5.7%
Load factor	65.3%	64.9%	+0.4 pt
RATK (cents)	15.24	15.52	-1.8%
excluding currency effect			*+5.8%*
RRTK (cents)	23.32	24.01	-2.9%
excluding currency effect			*+4.7%*
Group Unit Costs			
EASK (cents)	7.02	7.08	-0.8%
Air France only			
Passenger Operations			
ASK (million)	30,760	31,704	-3.0%
RPK (million)	23,029	24,448	-5.8%
Seat load factor	74.9%	77.1%	-2.2 pts
RASK (cents)	6.81	7.40	-7.9%
excluding currency and network mix effects			*-2.5%*
RRPK (cents)	9.10	9.60	-5.2%
excluding currency and network mix effects			*+0.5%*
Unit Costs			
Air France only			
EASK (cents)	6.73	6.79	-0.9%

82-5050

Air France Group

FINANCIAL STATEMENTS

1st quarter 2003-04

Air France Group

Consolidated income statement

In EUR millions

First quarter ended June 30,	Notes	2003	2002 Pro forma	Year ended 03.31.2003
Operating revenues	2	**3,009**	**3,315**	**12,687**
External expenses	3	(1,657)	(1,842)	(7,174)
Salaries and related costs	4	(1,018)	(983)	(3,856)
Taxes other than income tax		(50)	(47)	(187)
Gross operating result		**284**	**443**	**1,470**
Charge to depreciation/amortization, net	5	(304)	(299)	(1,195)
Charge to operating provisions, net	5	9	(12)	(115)
Gain on disposal of flight equipment, net		4	13	30
Other operating income and charges, net		(2)	-	2
Operating income		**(9)**	**145**	**192**
Restructuring costs		(6)	(12)	(13)
Net financial charges	6	10	(4)	(85)
Gains on disposals of subsidiaries and affiliates, net		-	4	4
Pre-tax income (loss)		**(5)**	**133**	**98**
Share in net income of equity affiliates		10	13	29
Amortization of goodwill		(4)	(4)	(16)
Income (loss) before income tax and minority interests		**1**	**142**	**111**
Income tax		4	5	13
Income (loss) before minority interests		**5**	**147**	**124**
Minority interests		(1)	(1)	(4)
NET INCOME (LOSS)		**4**	**146**	**120**
Earnings (loss) per issued share		0.02	0.67	0.55
Earnings (loss) per share				
- basic		0.02	0.67	0.55
- diluted		0.02	0.67	0.55

Air France Group

Consolidated balance sheet

In EUR millions

ASSETS at	06.30.2003	03.31.2003	03.31.2002
Consolidation goodwill	107	112	125
Intangible fixed assets	165	171	190
Flight equipment	7,222	7,284	7,446
Other property and equipment	904	878	847
Investments in equity affiliates	311	316	303
Other investments	257	260	237
Total	**8,966**	**9,021**	**9,148**
Inventory	215	220	266
Trade receivable	1,623	1,432	1,495
Income tax receivable	120	111	80
Other accounts receivable	628	592	712
Marketable securities	776	1,039	1,408
Cash	255	193	255
Total current assets	**3,617**	**3,587**	**4,216**
Total assets	**12,583**	**12,608**	**13,364**

Air France Group

Consolidated balance sheet (continued)

In EUR millions

LIABILITIES AND STOKHOLDERS' EQUITY at	06.30.2003	03.31.2003	03.31.2002
Common stock	1,868	1,868	1,868
Additional paid-in capital	261	261	261
Retained earnings (accumulated deficit)	1,866	1,862	1,813
Cumulative translation adjustment	(3)	3	19
Stockholders' equity	**3,992**	**3,994**	**3,961**
Minority interests	33	33	29
Stockholders' equity and minority interests	**4,025**	**4,027**	**3,990**
Provisions for liabilities and charges	1,074	1,095	937
Short and long-term debt and capital leases	3,970	4,147	4,616
Trade payables	1,273	1,375	1,525
Income tax liability	7	5	22
Advance ticket sales	1,094	901	1,024
Other payables	1,140	1,058	1,250
Total liabilities	**8,558**	**8,581**	**9,374**
Total liabilities and stockholders' equity	**12,583**	**12,608**	**13,364**

Air France Group

Statement of movements in stockholders' equity

In EUR millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Réserves	Treasury stock	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 2001	219,780,887	1,868	261	1,723	-	22	3,874	25	3,899
Dividends paid				(61)			(61)	(5)	(66)
Merger				(2)			(2)		(2)
Translation differences						(3)	(3)	-	(3)
Current year net income (loss)				153			153	3	156
Changes in scope of consolidation							-	6	6
March 31, 2002	219,780,887	1,868	261	1,813	-	19	3,961	29	3,990
Dividends paid				(28)			(28)	(2)	(30)
Treasury stock					(25)		(25)		(25)
Impact of changes in accounting policies				(18)			(18)		(18)
Translation differences						(16)	(16)	(1)	(17)
Current year net income (loss)				120			120	4	124
Changes in scope of consolidation							-	3	3
March 31, 2003	219,780,887	1,868	261	1,887	(25)	3	3,994	33	4,027
Dividends paid							-	-	-
Treasury stock					-		-		-
Translation differences						(6)	(6)	(1)	(7)
Net income (loss) for the period				4			4	1	5
Changes in scope of consolidation							-	-	-
June 30, 2003	219,780,887	1,868	261	1,891	(25)	(3)	3,992	33	4,025
Proposed dividends				-			-		-

Air France Group

Consolidated statement of cash flows

In EUR millions

First quarter ended June 30,	2003	2002 Pro forma	Year ended 03.31.2003
Cash flows from operating activities	**179**	**396**	**1,115**
Gross operating result	284	443	1,470
Other income (expenses) received (paid)	(4)	(3)	(50)
Foreign exchange gains (losses)	19	(7)	(9)
Operating cash flows	**299**	**433**	**1,411**
Changes in working capital	(56)	18	(150)
Restructuring expenditure	(7)	(2)	(12)
Interest paid	(64)	(72)	(189)
Interest received	9	20	58
Income tax paid (received)	(2)	(1)	(3)
Cash flows from investing activities	**(249)**	**(401)**	**(1,074)**
Acquisitions of subsidiaries and affiliates	-	(11)	(46)
Purchase of tangible and intangible fixed assets	(268)	(484)	(1,410)
Disposals of subsidiaries and affiliates	8	8	8
Proceeds on disposal of tangible and intangible assets	10	85	357
Dividends received	1	1	17
Cash flows from financing activities	**39**	**(197)**	**(415)**
Issuance of common stock	-	-	5
New debts	63	190	834
Repayments of debts	(240)	(350)	(745)
Repayments of capital lease obligations	(68)	(82)	(508)
Net decrease (increase) in loans	(6)	(15)	(29)
Net decrease (increase) in short-term investments	290	60	62
Dividends paid	-	-	(34)
Translation differences	**(1)**	**-**	**(1)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALEN	**(32)**	**(202)**	**(375)**
Opening cash and cash equivalents	672	1,047	1,047
Closing cash and cash equivalents	640	845	672

NOTES TO THE FINANCIAL STATEMENTS

Air France Group

1. CHANGES IN THE SCOPE OF CONSOLIDATION

As of June 30, 2003, the Group comprised 60 companies, of which 43 are fully consolidated, 1 proportionally consolidated and 16 are equity affiliates. The list of companies within the scope of consolidation is shown in note 8.

2. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

2.1 - Information by sector of activity

In EUR millions

First quarter ended June 30,	2003		2002	
	Operating revenues	Operating income	Operating revenues	Operating income
Passenger	2,494	(11)	2,756	105
Cargo	343	(5)	376	2
Maintenance	134	6	149	16
Others	38	1	34	22
Total	**3,009**	**(9)**	**3,315**	**145**

Operating revenues for the first 2003-04 quarter totaled EUR 3.01 billion, down EUR 306 million on last year (of which approx. EUR 160 million is due to unfavorable foreign exchange impacts).

Net operating income as of June 30, 2003 was negative at EUR 9 million, down EUR 154 million on the same period last year. This loss is due to the operating losses of EUR 11 million and EUR 5 million recorded by the passenger transport and cargo activities respectively. Despite being down on last year, the maintenance activity recorded positive operating income of EUR 6 million.
The other activities recorded a drop of EUR 21 million on last year, due to a decrease in income from aircraft disposals (EUR 4 million compared to EUR 13 million as of June 30, 2002).

Air France Group

2.2 - Analysis of operating revenues by geographical area of sale

In EUR millions

	France Metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
First quarter ended June 30, 2003													
Scheduled passenger	1,160	(50.4%)	93	(4.0%)	487	(21.2%)	136	(5.9%)	295	(12.8%)	132	(5.7%)	2,303
Other passenger revenues	119	(62.2%)	7	(3.7%)	37	(19.4%)	9	(4.7%)	12	(6.3%)	7	(3.7%)	191
Total passenger	**1,279**	(51.3%)	**100**	(4.0%)	**524**	(21.0%)	**145**	(5.8%)	**307**	(12.3%)	**139**	(5.6%)	**2,494**
Cargo	90	(29.4%)	9	(3.0%)	72	(23.5%)	24	(7.9%)	35	(11.4%)	76	(24.8%)	306
Other cargo revenues	12	(32.5%)	2	(5.4%)	9	(24.3%)	2	(5.4%)	8	(21.6%)	4	(10.8%)	37
Total cargo	**102**	(29.8%)	**11**	(3.2%)	**81**	(23.6%)	**26**	(7.6%)	**43**	(12.5%)	**80**	(23.3%)	**343**
Maintenance	132	(98.5%)	-	-	-	-	-	-	-	-	2	(1.5%)	134
Others	34	(89.5%)	4	(10.5%)	-	-	-	-	-	-	-	-	38
Total	**1,547**	(51.4%)	**115**	(3.8%)	**605**	(20.1%)	**171**	(5.7%)	**350**	(11.6%)	**221**	(7.4%)	**3,009**
First quarter ended June 30, 2002													
Scheduled passenger	1,192	(46.7%)	76	(3.0%)	524	(20.5%)	153	(6.0%)	409	(16.0%)	200	(7.8%)	2,554
Other passenger revenues	113	(55.9%)	6	(3.0%)	47	(23.3%)	9	(4.5%)	16	(7.9%)	11	(5.4%)	202
Total passenger	**1,305**	(47.3%)	**82**	(3.0%)	**571**	(20.7%)	**162**	(5.9%)	**425**	(15.4%)	**211**	(7.7%)	**2,756**
Cargo	90	(27.0%)	15	(4.5%)	82	(24.6%)	25	(7.5%)	36	(10.8%)	85	(25.6%)	333
Other cargo revenues	13	(30.2%)	2	(4.7%)	11	(25.6%)	3	(7.0%)	9	(20.9%)	5	(11.6%)	43
Total cargo	**103**	(27.4%)	**17**	(4.5%)	**93**	(24.7%)	**28**	(7.4%)	**45**	(12.0%)	**90**	(24.0%)	**376**
Maintenance	149	(100.0%)	-	-	-	-	-	-	-	-	-	-	149
Others	28	(82.4%)	6	(17.6%)	-	-	-	-	-	-	-	-	34
Total	**1,585**	(47.8%)	**105**	(3.2%)	**664**	(20.0%)	**190**	(5.7%)	**470**	(14.2%)	**301**	(9.1%)	**3,315**

2.3 - Analysis of traffic revenues by geographical area of destination

In EUR millions

	France Metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
First quarter ended June 30, 2003													
Scheduled passenger	531	(23.0%)	254	(11.0%)	639	(27.8%)	240	(10.4%)	453	(19.7%)	186	(8.1%)	2,303
Cargo	11	(3.6%)	38	(12.4%)	33	(10.8%)	37	(12.1%)	84	(27.4%)	103	(33.7%)	306
Total	**542**	(20.8%)	**292**	(11.2%)	**672**	(25.7%)	**277**	(10.6%)	**537**	(20.6%)	**289**	(11.1%)	**2,609**
First quarter ended June 30, 2002													
Scheduled passenger	511	(20.1%)	202	(7.9%)	713	(27.9%)	272	(10.6%)	557	(21.8%)	299	(11.7%)	2,554
Cargo	6	(1.8%)	39	(11.7%)	23	(6.9%)	40	(12.0%)	104	(31.2%)	121	(36.4%)	333
Total	**517**	(17.9%)	**241**	(8.3%)	**736**	(25.6%)	**312**	(10.8%)	**661**	(22.9%)	**420**	(14.5%)	**2,887**
Evolution		**2.9**		**2.9**		**0.1**		**(0.2)**		**(2.3)**		**(3.4)**	

3. EXTERNAL EXPENSES

In EUR millions

First quarter ended June 30,	2003	2002 Pro forma	Variation
Aircraft fuel	331	353	-6.2%
Chartering costs	96	103	-6.8%
Aircraft operating lease costs	122	142	-14.1%
Landing fees and en route charges	221	242	-8.7%
Catering	72	84	-14.3%
Handling charges and other operating costs	180	187	-3.7%
Aircraft maintenance costs	95	132	-28.0%
Commercial and distribution costs	256	305	-16.1%
Other external expenses	284	294	-3.4%
Total	**1,657**	**1,842**	**-10.0%**

Using comparable accounting methods, external expenses dropped by 10.0%. The main headings behind this drop are as follows:

- Commercial and distribution expenses decreased by EUR 49 million following the drop in costs for advertising and commissions paid to travel agencies (down 14.6%);
- Aircraft maintenance costs dropped by EUR 37 million (down 28%) due, in particular, to the drop in the US dollar exchange rate, a decline in activity and the cessation of Concorde activities;
- Aircraft fuel expenses dropped by 6.2% (down EUR 22 million) because of a lower consumption rate (down 5.4%), a favorable 19.1% US dollar effect and, finally, a 20.9% increase in purchase prices after hedging;
- Aircraft operating lease costs decreased by 14.1% (down EUR 20 million), which is mainly due to a drop in the US dollar exchange rate.

Air France Group

4. SALARIES AND NUMBER OF EMPLOYEES

4.1 - Salaries and related costs

In EUR millions

First quarter ended June 30,	2001	2000 Pro forma	Variation
By cost category			
Wages and salaries	764	738	3.5%
Pension contributions	61	65	-6.2%
Social security contributions	214	198	8.1%
Amount capitalized	(21)	(18)	16.7%
Total	**1,018**	**983**	**3.6%**
By geographical area			
France	954	913	4.5%
Overseas territories	3	4	-25.0%
Abroad	61	66	-7.6%
Total	**1,018**	**983**	**3.6%**

Using comparable accounting methods, personnel costs increased by 3.6%. This rise is mainly due to a 1.2% increase in staff numbers on a constant Group structure basis and a 0.5% increase in scope.

4.2 - Average number of employees

First quarter ended June 30,	2003	2002	Variation
Total	**71,936**	**70,748**	**1.7%**
Fligth deck crew	5,013	4,874	2.9%
Cabin crew	13,143	12,907	1.8%
- of which employed in France	*12,880*	*12,584*	*2.4%*
- of which employed in Oversea territories and abroad	*263*	*323*	*-18.6%*
Groundstaff	53,780	52,967	1.5%
- of which employed in France	*47,210*	*46,592*	*1.3%*
- of which employed in Oversea territories and abroad	*6,570*	*6,375*	*3.1%*
Management	9,119	8,817	3.4%
Supervisors	20,904	19,940	4.8%
Other staff	23,757	24,210	-1.9%
Pilots and cabin crew	17,189	16,806	2.3%
Instructors	648	664	-2.4%
Management	319	311	2.6%

The above number of employees is calculated on weighted average basis based on actual paid presence.

The number of employees increased by 1.2% on a constant Group structure basis and 1.7% after consolidation of 4 new companies.

Air France Group

5. DEPRECIATION AND AMORTIZATION

In EUR millions

First quarter ended June 30,	2003	2002 Pro forma	Variation
Net charge to depreciation/amortization	*304*	*299*	*1.7%*
- Intangible fixed assets	9	9	0.0%
- Flight equipment	260	255	2.0%
- Other property, plant and equipment	35	35	0.0%
Net charge to operating provisions	*(9)*	*12*	*N.S*
- Fixed assets	(4)	-	N.S
- Inventories	-	3	N.S
- Trade receivable	2	-	N.S
- Liabilities and charges	(7)	9	N.S
Total	**295**	**311**	**-5.1%**

The actuarial assessments, as well the scope of retirement commitments and lump-sum termination payments on retirement, shall be updated during the preparation of the half-yearly financial statements.

6. NET FINANCIAL CHARGES

In EUR millions

First quarter ended June 30,	2003	2002	Variation
Financial expenses	*(35)*	*(41)*	*-14.6%*
- Loan interest	(24)	(28)	-14.3%
- Lease interest	(14)	(19) [(1)]	-26.3%
- Capitalized interest	5	7	-28.6%
- Other financial expenses	(2)	(1)	100.0%
Financial income	*6*	*10*	*-40.0%*
- Interest on securities	1	6	-83.3%
- Net gains on securities	3	2	50.0%
- Other financial income	2	2 [(1)]	0.0%
Net charges	**(29)**	**(31)**	**-6.5%**
Foreign exchange losses, net	*28*	*30*	*N.S*
Net (charge) release to provisions	*11*	*(3)*	*N.S*
Total	**10**	**(4)**	**-350.0%**

[(1)] After offsetting EUR 3 million in financial income generated by finance lease deposits previously recorded in other financial income.

7. SUBSEQUENT EVENTS REVIEW

No material events were noted in this respect.

Air France Group

8. SCOPE OF CONSOLIDATION AT JUNE 30, 2003

	Address	Siren	Stock	% Holding	% control	Method	Year end
AIR FRANCE SERVICES LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	7,000,000	100	100	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,880,016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27,898,000 €	23	36	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	800,000	50	50	Equity method	Dec-31
REENTON DEVELOPMENT LIMITED	Guangdong Investment Tower, 11th Floor 148 Connaught Road Central Hong Kong	Foreign	10,000 hkd	51	51	Fully consolidated	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,400,000 €	60	60	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	153,272,000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,674,000 €	30	30	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 IRELAND	Foreign	3,502,508 usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao-DUTCH WEST INDIES	Foreign	39,209,180	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	6,697,487	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23,483,376 €	100	100	Fully consolidated	Mar-31
CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - IRLANDE	Foreign	5,079,968 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000 €	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1,035,488 €	100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5,559,063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40,000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	100,000,000 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112 €	100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d'Ivoire	Foreign	3,600,000,000	39	76	Fully consolidated	Dec-31
SERVAIR sub group							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52,386,208 €	88	88	Fully consolidated	Dec-31
ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250,000 €	88	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000 €	45	51	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40,000 €	88	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	450,000 €	45	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Giulia 5/a Milano ITALY	Foreign	1,500,000 €	28	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17,068,000 gbp	24	27	Equity method	Jan-31

Air France Group

SCOPE OF CONSOLIDATION AT JUNE 30, 2003 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1,365,500 €	84	95	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000 €	88	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000 €	88	100	Fully consolidated	Dec-31
CULIN'AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760 €	49	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215,000,000 cfa	42	48	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	4,860,000 usd	88	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000 usd	43	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000 usd	43	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000 usd	39	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000 usd	43	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380,000 €	88	100	Fully consolidated	Dec-31
LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443 014 527	40,000 €	44	50	Proportionally consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100,000,000 cfa	16	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16,000,000 mop	15	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	350,000,000 cfa	63	99	Fully consolidated	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	5,700,000 €	89	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bat. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500 €	88	100	Fully consolidated	Dec-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000 €	45	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000 cfa	29	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	710,797 €	31	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000 sgd	45	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500 €	88	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250,000,000 cfa	35	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1,905,000 €	88	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312,500 scr	48	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37,500 €	88	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000 €	85	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50,000 €	44	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,622 €	88	100	Fully consolidated	Dec-31

Air France Group

AIR FRANCE

CONSOLIDATED INCOME STATEMENT

(In EUR millions)	First quarter ended 06.30.2003	06.30.2002 Pro forma	Variation	06.30.2002 Published
Operating revenues				
Scheduled passenger	2 303	2 554	-9,8%	2 554
Other air transport operations	191	202	-5,4%	202
Total Passenger	*2 494*	*2 756*	-9,5%	*2 756*
Cargo	306	333	-8,1%	333
Other cargo revenues	37	43	-14,0%	43
Total Cargo	*343*	*376*	*-8,8%*	*376*
Maintenance	134	149	-10,1%	149
Others	38	34	11,8%	34
Total operating revenues	**3 009**	**3 315**	**-9,2%**	**3 315**
Operating charges				
Aircraft fuel	(331)	(353)	-6,2%	(353)
Chartering costs	(96)	(103)	-6,8%	(103)
Landing fees & en route charges	(221)	(242)	-8,7%	(242)
Catering	(72)	(84)	-14,3%	(84)
Handling charges & other operating costs	(180)	(187)	-3,7%	(187)
Aircraft maintenance costs	(95)	(132)	-28,0%	(166)
Commercial & distribution costs	(256)	(305)	-16,1%	(305)
Other external expenses	(284)	(294)	-3,4%	(294)
Salaries & related costs	(1 018)	(983)	3,6%	(995)
Taxes other than income tax	(50)	(47)	6,4%	(47)
Gross operating result before aircraft operating lease costs	**406**	**585**	**-30,6%**	**539**
Aircraft operating lease costs	(122)	(142)	-14,1%	(142)
Gross operating result	**284**	**443**	**-35,9%**	**397**
Charge to depreciation/amortization, net	(304)	(299)	1,7%	(239)
Charge to operating provisions, net	9	(12)	-175,0%	(6)
Other income and charges, net	(2)	0	N.A.	0
E.B.I.T	**(13)**	**132**	**-109,8%**	**152**
Gain on disposal of flight equipment, net	4	13	-69,2%	13
Operating income	**(9)**	**145**	**-106,2%**	**165**
Restructuring costs	**(6)**	**(12)**	**-50,0%**	**(12)**
Financial income	6	10	-40,0%	10
Financial expenses	(35)	(41)	-14,6%	(41)
Foreign exchange losses, net	28	30	-6,7%	30
Net (charge) release to provisions	11	(3)	-466,7%	(3)
Net financial charges	**10**	**(4)**	**-350,0%**	**(4)**
Gain on disposals of subsidiaries and affiliates	-	4	N.A.	4
Pretax income (loss)	**(5)**	**133**	**-103,8%**	**153**
Share in net income of equity affiliates	10	13	-23,1%	13
Amortization of goodwill	(4)	(4)	0,0%	(4)
Income (loss) before income tax and minority interests	**1**	**142**	**-99,3%**	**162**
Income tax	4	5	-20,0%	(2)
Income (loss) before minority interests	**5**	**147**	**-96,6%**	**160**
Minority interests	(1)	(1)	0,0%	(1)
NET INCOME (LOSS)	**4**	**146**	**-97,3%**	**159**

FLEET AS OF 30 JUNE 2003

AIR FRANCE FLEET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 30/06/03	In operation 30/06/03
B747-200	4	-	2	6	5
B747-300	4	-	-	4	4
B747-400	12	1	2	15	15
B777-200	15	2	8	25	25
A340-300	8	6	8	22	22
A330-200	2	1	7	10	10
B767-300	1	-	1	2	-
Long-haul fleet	**46**	**10**	**28**	**84**	**81**
B747-200	5	1	4	10	10
B747-400	1	-	2	3	3
Cargo	**6**	**1**	**6**	**13**	**13**
A321	8	2	3	13	13
A320	44	5	17	66	66
A319	17	4	18	39	39
B737-300	-	1	4	5	5
B737-500	4	5	16	25	25
Medium-haul fleet	**73**	**17**	**58**	**148**	**148**
Total	**125**	**28**	**92**	**245**	**242**

REGIONAL FLEET

BRIT AIR

Aircraft	Owned	Finance lease	Operating lease	TOTAL 30/06/03	In operation 30/06/03
ATR42-300	-	-	2	2	-
Canadair Jet 100	2	12	6	20	20
Canadair Jet 700	1	9	-	10	10
F100-100	1	-	7	8	8
Total	**4**	**21**	**15**	**40**	**38**

CITY JET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 30/06/03	In operation 30/06/03
BAE146-200	1	-	11	12	12
Total	**1**		**11**	**12**	**12**

REGIONAL

Aircraft	Owned	Finance lease	Operating lease	TOTAL 30/06/03	In operation 30/06/03
BEECH1900	7	2	-	9	-
EMB120-ER	-	6	10	16	14
EMB135-ER	-	5	4	9	9
EMB145-EU/MP	1	7	17	25	25
F100-100	-	-	6	6	6
SAAB 2000	-	-	8	8	6
Total	**8**	**20**	**45**	**73**	**60**
Total Regional	**13**	**41**	**71**	**125**	**110**

TOTAL AIR FRANCE GROUP	**138**	**69**	**163**	**370**	**352**